Consolidated Financial Statements
December 31, 2016 and 2015

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Taseko Mines Limited. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards.

/s/ Russell Hallbauer	/s/ Stuart McDonald

Russell Hallbauer	Stuart McDonald
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 21, 2017

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www..kpmg..ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’REPORT

To the Shareholders of Taseko Mines Limited

We have audited the accompanying consolidated financial statements of Taseko Mines Limited, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of comprehensive loss, cash flows and changes in equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Taseko Mines Limited as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP (Signed)

Chartered Professional Accountants

February 21, 2017
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

TASEKO MINES LIMITED
Consolidated Statements of Comprehensive Loss
(Cdn$ in thousands, except share and per share amounts)

		For the years ended
			December 31,
	Note	2016	2015

Revenues	4	263,865	289,298
Cost of sales	5
Production costs		(209,150)	(238,464)
Depletion and amortization		(52,939)	(49,514)
Earnings from mining operations		1,776	1,320

General and administrative		(11,299)	(13,892)
Share-based compensation	21	(3,619)	(1,885)
Exploration and evaluation		(2,087)	(928)
Gain (loss) on derivatives	7	(6,360)	13,268
Other income (expenses)	8	(4,072)	1,437
Loss before financing costs and income taxes		(25,661)	(680)

Finance expenses	9	(30,007)	(25,923)
Finance income		1,084	1,371
Foreign exchange gain (loss)		8,475	(42,725)
Loss before income taxes		(46,109)	(67,957)

Income tax recovery	10	14,713	5,605
Net loss for the year		(31,396)	(62,352)

Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available-for-sale financial assets		484	(1,964)
Foreign currency translation reserve		(3,709)	10,713
Total other comprehensive income (loss) for the year		(3,225)	8,749

Total comprehensive loss for the year		(34,621)	(53,603)

Loss per share
Basic		(0.14)	(0.28)
Diluted		(0.14)	(0.28)

Weighted average shares outstanding (thousands)
Basic		221,828	221,809
Diluted		221,828	221,809

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Cdn$ in thousands)

		For the years ended
			December 31,
	Note	2016	2015

Operating activities
Net loss for the year		(31,396)	(62,352)
Adjustments for:
Depletion and amortization		53,024	49,599
Income tax expense (recovery)	10	(14,713)	(5,605)
Share-based compensation expense	21	3,682	2,002
(Gain) loss on derivatives	7	6,360	(13,268)
Finance expenses		28,923	24,552
Unrealized foreign exchange loss (gain)		(7,785)	43,809
Write-down of marketable securities		-	419
Deferred electricity payments	18	10,938	-
Other operating activities		(469)	(142)
Net change in non-cash working capital	23	(14,711)	12,681
Cash provided by operating activities		33,853	51,695

Investing activities
Purchase of property, plant and equipment	14	(18,843)	(18,960)
Purchase of copper put options	7	(3,777)	(5,278)
Proceeds from the sale/settlement of copper put options	7	3,371	21,374
Other investing activities		158	99
Cash used for investing activities		(19,091)	(2,765)

Financing activities
Proceeds from senior secured credit facility	17e	93,605	-
Financing costs	17e	(4,346)	-
Repayment of Curis secured loan	17d	(43,767)	-
Repayment of capital leases and equipment loans		(16,586)	(13,636)
Proceeds from equipment loan		-	5,625
Interest paid		(22,668)	(22,631)
Common shares issued on exercise of stock options		22	-
Cash provided by (used for) financing activities		6,260	(30,642)

Effect of exchange rate changes on cash and equivalents		(513)	4,434
Increase in cash and equivalents		20,509	22,722
Cash and equivalents, beginning of year	2.4	68,521	45,799
Cash and equivalents, end of year		89,030	68,521

Supplementary cash flow information.	23

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Cdn$ in thousands)

		December 31,	December 31,
	Note	2016	2015

ASSETS
Current assets
Cash and equivalents	2.4	89,030	68,521
Accounts receivable	11	12,905	13,199
Other financial assets	12	1,574	1,602
Inventories	13	60,550	40,621
Prepaids		1,268	1,617
		165,327	125,560

Other financial assets	12	48,368	48,185
Property, plant and equipment	14	730,208	794,758
Goodwill	15	5,536	5,706
		949,439	974,209

LIABILITIES
Current liabilities
Accounts payable and other liabilities	16	33,416	30,143
Current income tax payable	10	889	1,038
Current portion of long-term debt	17	16,157	59,801
Interest payable on senior notes		4,336	4,469
		54,798	95,451

Long-term debt	17	373,133	305,401
Provision for environmental rehabilitation ("PER")	19	98,454	124,445
Deferred and other tax liabilities	10	62,202	78,128
Other financial liabilities	18	21,913	444
		610,500	603,869

EQUITY
Share capital	20 (a)	417,975	417,944
Contributed surplus	20 (b),21	45,747	42,558
Accumulated other comprehensive income ("AOCI")	20c	12,357	15,582
Deficit		(137,140)	(105,744)
		338,939	370,340
		949,439	974,209

Commitments and contingencies	19, 22
Subsequent event	26

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2015	417,944	40,890	6,833	(43,392)	422,275
Share-based compensation expense	-	1,668	-	-	1,668
Total comprehensive income (loss) for the year	-	-	8,749	(62,352)	(53,603)
Balance at December 31, 2015	417,944	42,558	15,582	(105,744)	370,340

Balance at January 1, 2016	417,944	42,558	15,582	(105,744)	370,340
Issuance of warrants	-	830	-	-	830
Exercise of options	31	(9)	-	-	22
Share-based compensation expense	-	2,368	-	-	2,368
Total comprehensive loss for the year	-	-	(3,225)	(31,396)	(34,621)
Balance at December 31, 2016	417,975	45,747	12,357	(137,140)	338,939

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

1.    REPORTING ENTITY

Taseko Mines Limited (the “Company” or “Taseko”) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2016 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.    BASIS OF PREPARATION

2.1        Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue by the Board of Directors on February 21, 2017.

2.2        Basis of measurement, judgment and estimation

These consolidated financial statements have been prepared on a historical cost basis except for fair-value- through-profit-or-loss, available-for-sale and derivative financial instruments, which are measured at fair value. These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Foreign currency non-monetary assets and liabilities, revenues and expenses are translated into Canadian dollars at the prevailing rate of exchange on the dates of the transactions. Any gains and losses are included in profit and loss. The Company’s US subsidiary measures the items in its financial statements using the US dollar as its functional currency. The assets and liabilities of the US subsidiary are translated into Canadian dollars using the period end exchange rate. The income and expenses are translated into Canadian dollars at the weighted average exchange rates to the period end reporting date. Any gains and losses on translation are included in accumulated other comprehensive income (“AOCI”). All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

2.3        Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and controlled entities as at December 31, 2016. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the date the Company gains control until the date the Company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately.

2.4        Changes in accounting policies and disclosures

Except for the changes below, the Company has consistently applied the accounting policies set out in note 2.5 to all periods presented in these consolidated financial statements.

As at December 31, 2016, the Company reclassified certain cash amounts from current to non-current classification to reflect the restricted nature of the cash. The December 31, 2015, amounts have also been reclassified from current to non-current for comparative purposes (Note 12).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

During the year ended December 31, 2016, the Company changed its accounting policy in respect of allocating reductions in its tax pools for British Columbia Mineral Tax purposes. This change has been applied retrospectively and has resulted in the previously presented Other assets of $15,985 now being presented as a reduction to Deferred income taxes as at December 31, 2015. Management believes the new method provides reliable information and provides for a more relevant representation of the financial condition of the Company which reflects the way the tax pools will be realized.

2.5        Significant Accounting Policies

(a)        Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred and the amount of revenue is reasonably determinable. These conditions are generally satisfied when title passes to the customer. Cash received in advance of meeting these conditions is recorded as deferred revenue.

Under the terms of the Company’s concentrate and cathode sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales, net of treatment and refining charges are recorded at the time of shipment, which is also when the risks and rewards of ownership transfer to the customer, based on an estimate of metal contained using initial assay results and forward market prices on the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This provisional pricing mechanism represents an embedded derivative. The embedded derivative is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

(b)        Cash and equivalents

Cash and equivalents consist of cash and highly-liquid investments having terms of three months or less from the date of acquisition and that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

(c)        Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company’s consolidated financial statements.

Financial instruments at fair value through profit or loss (FVTPL)

Financial instruments are classified as FVTPL when they are held for trading. A financial instrument is held for trading if it was acquired for the purpose of selling in the near term. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVTPL. Financial instruments classified as FVTPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include derivative financial instruments that the Company acquires to manage exposure to commodity price fluctuations and to improve the returns on its cash assets. These instruments are non-hedge derivative instruments.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include cash and equivalents and accounts receivable.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Available-for-sale financial assets

Marketable securities, subscription receipts and reclamation deposits are designated as available-for-sale and recorded at fair value. Unrealized gains and losses are recognized in other comprehensive income until the securities are disposed of or when there is evidence of impairment in value. Impairment is evident when there has been a significant or sustained decline in the fair value of the marketable securities. If an impairment in value has been determined, it is recognized in earnings for the period.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities and long-term debt under this method.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)        Exploration and evaluation

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred.

Capitalization of development costs as mineral property, plant and equipment commences once the technical feasibility and commercial viability of the extraction of mineral reserve and resources associated with the Company’s evaluation properties are established and management has made a decision to proceed with development.

(e)        Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation and amortization; freight; and overhead costs. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventories into saleable form.

Ore stockpiles represent stockpiled ore and metals in the processing circuits that have not yet completed the production process, and are not yet in a saleable form. Finished goods inventories represent metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(f)        Property, plant and equipment Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the asset less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate.

Property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. When management has not made a determination that technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the entire amount is considered property acquisition costs and not amortized. When such property moves into development, the property acquisition cost asset is transferred to mineral properties within property, plant and equipment.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve; capitalized project development costs; and capitalized interest.

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are assets that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

Leased assets

Leased assets in which the Company receives substantially all the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet. Assets under operating leases are not capitalized and rental payments are expensed on a straight line basis.

Impairment

The carrying amounts of the Company’s non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (CGU) is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash flows of other assets or CGU’s. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

(g)        Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(h)        Share-based compensation

The fair-value method is used for the Company’s share-based payment transactions. The cost of the share option units and other equity-settled share-based payments are recorded based on the estimated fair value at the grant date, including an estimate for the forfeiture rate, using the Black-Scholes option pricing valuation model. The expense is recognized in earnings on a graded amortization basis over the option vesting period, with a corresponding increase in equity.

Share-based compensation expense relating to cash-settled awards, including the deferred and performance share units, is accrued over the vesting period of the units, based on the quoted market value of the Company’s common shares on the date of grant. The performance units have an additional vesting factor determined by comparing the Company’s total shareholder return to those achieved by a peer group of companies. For the deferred share units, the expense and liability are re-measured to fair value each reporting period to reflect changes in the market value of the Company’s common shares. The compensation expense recognized for the performance units is recognized over the vesting period and adjusted based on the results of the peer group percentile performance and the quoted market value of the Company’s common shares at the end of the performance period.

(i)        Provisions

Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision for environmental rehabilitation (“PER”) is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in earnings as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset, and is amortized to earnings on a unit-of-production basis. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows that are impacted by changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(j)        Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method. Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

(k)        Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise convertible preferred shares and share options granted. There is no dilution impact when the Company incurs a loss.

(l)        Government assistance

Government assistance includes investment tax credits and is recognized when there is reasonable assurance that the Company will comply with the relevant conditions and that the government assistance will be received. Government assistance that meets the recognition criteria and that relates to current expenses is recorded as a reduction of the related expenses. Government assistance that meets the recognition criteria and that relates to the acquisition of an asset is recorded as a reduction of assets and is applied as a reduction of the cost of the related asset. Investment tax credits, until they are refunded or applied to reduce the Company's current tax liabilities, are included as "other asset" in the financial statements.

(m)        Interests in joint arrangements

IFRS defines a joint arrangement as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control.

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to its interests in joint operations, the Company recognizes its:

  Assets, including its share of any assets held jointly;
  Liabilities, including its share of any liabilities incurred jointly;
  Revenue from the sale of its share of the output arising from the joint operation; and
  Expenses, including its share of any expenses incurred jointly.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

2.6        New accounting standards

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016, and are to be applied prospectively. These amendments did not have an impact the Company’s financial statements as revenue-based depreciation or amortization methods are not used.

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2016. These accounting standards are not expected to have a significant effect on the Company’s accounting policies or financial statements:

  IFRS 9, Financial Instruments as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company will evaluate the impact of the change to the financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

  On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The impact of adoption of the standard has not yet been determined.

  In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 is effective from January 1, 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 Revenue from Contracts with Customers. IFRS 16 completes the IASB’s project to improve the financial reporting of leases. IFRS 16 replaces the previous leases Standard, IAS 17 Leases and related interpretations. The Company will evaluate the impact of the change to the financial statements based on the characteristics of leases outstanding at the time of adoption.

3.    INTEREST IN GIBRALTAR JOINT VENTURE

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. (Cariboo) whereby the Company contributed certain assets and liabilities of the Gibraltar mine, operating in British Columbia, into an unincorporated joint venture to acquire a 75% interest in the joint venture. Cariboo contributed $186,800 to purchase the remaining 25% interest.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventories, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations. Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture. The Company continues to be the operator of the Gibraltar mine.

The Company has joint control over the joint arrangement and as such consolidates its 75% portion of all the joint venture’s assets, liabilities, income and expenses.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The following is a summary of the Gibraltar joint venture financial information on a 100% basis.

	As at December 31,
	2016	2015
Cash and equivalents	79,638	7,586
Other current assets	98,233	69,536
Current assets	177,871	77,122
Non-current assets	1,106,866	1,213,708

Accounts payable and accrued liabilities	38,747	34,506
Other current financial liabilities	23,743	23,309
Current liabilities	62,490	57,815
Long-term debt	20,287	42,032
Provision for environmental rehabilitation	129,487	164,087
Other financial liability	14,584	-
Non-current liabilities	164,358	206,119

	Years ended December 31,
	2016	2015
Revenues	351,820	385,731
Production costs	(278,440)	(318,008)
Depletion and amortization	(81,715)	(76,172)
Other operating expense	(3,725)	(4,022)
Interest expense	(6,459)	(7,132)
Interest income	1,158	1,330
Foreign exchange loss	22	(663)
Net earnings (loss)	(17,339)	(18,936)
Other comprehensive income (loss)	(693)	(5)
Comprehensive income (loss) for joint arrangement	(18,032)	(18,941)

4.    REVENUE

	Years ended December 31,
	2016	2015
Copper contained in concentrate	283,401	311,890
Copper cathode	-	2,211
Molybdenum concentrate	5,900	5,036
Silver contained in copper concentrate	3,988	3,795
Total gross revenue	293,289	322,932
Less: Treatment and refining costs	(29,424)	(33,634)
Revenue	263,865	289,298

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

5.    COST OF SALES

	Years ended December 31,
	2016	2015
Site operating costs	209,381	225,306
Transportation costs	16,507	17,129
Changes in inventories of finished goods and ore stockpiles	(16,738)	(3,971)
Production costs	209,150	238,464
Depletion and amortization	52,939	49,514
Cost of sales	262,089	287,978

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, and depletion and amortization.

6.    COMPENSATION EXPENSE

	Years ended December 31,
	2016	2015
Wages, salaries and benefits	57,987	62,874
Post-employment benefits	1,309	1,400
Share-based compensation	3,682	2,002
	62,978	66,276

Compensation expense is presented as a component of cost of sales, general and administrative expense, and exploration and evaluation expense.

7.    DERIVATIVE INSTRUMENTS

During the year ended December 31, 2016, the Company purchased copper put option contracts for 65 million pounds of copper with maturity dates ranging from the second quarter of 2016 to the first quarter of 2017, at strike prices ranging between US$2.10 and US$2.20 per pound, at a total cost of $3,777. During the 2016 year, the Company received proceeds of $3,371 (2015: $21,374) from the sale or settlement of put options. Details of the options outstanding at December 31, 2016 are summarized in the following table:

	Notional amount	Strike price	Maturity Date	Fair value asset
At December 31, 2016
Commodity contracts .
Copper put option contracts	15 million lbs	US$2.20/lb	Q1 2017	155
Copper put option contracts	5 million lbs	US$2.10/lb	January 2017	-

At December 31, 2015
Commodity contracts
Copper put option contracts	15 million lbs	US$2.05/lb	Q1 2016	671

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The following table outlines the gains (losses) associated with derivative instruments:

	Years ended December 31,
	2016	2015
Realized gain (loss) on copper put options	(1,956)	16,399
Unrealized loss on copper put options	(1,044)	(3,131)
Change in fair value of copper call option liability (Note 17e)	(3,360)	-
	(6,360)	13,268

The realized loss of $1,956 (2015: realized gain $16,399) on copper put options is comprised of cash proceeds on the settlement and sale of these contracts, net of the purchase premiums related to the options.

8.    OTHER EXPENSES (INCOME)

	Years ended December 31,
	2016	2015
Special shareholder meeting costs	4,894	-
Other financing costs	616	-
Management fee income	(1,043)	(1,076)
Other operating income	(319)	(768)
Gain on sale of property, plant and equipment	(76)	(12)
Write-down of marketable securities	-	419
	(4,072)	(1,437)

During the year ended December 31, 2016, the Company incurred total costs of $4,894 on legal and other advisory costs associated with a special shareholder meeting, a proxy contest and related litigation.

9.    FINANCE EXPENSES

	Years ended December 31,
	2016	2015
Interest expense	27,649	23,371
Accretion on PER (Note 19)	2,358	2,552
	30,007	25,923

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

10.    INCOME TAX

(a)        Income tax expense (recovery)

	Years ended December 31,
	2016	2015
Current income tax:
Current period	836	719
Deferred income tax:
Origination and reversal of temporary differences	(15,307)	(6,361)
Deferred tax adjustments related to prior periods	(242)	37
	(15,549)	(6,324)
Income tax expense (recovery)	(14,713)	(5,605)

(b)        Income tax recognized directly in other comprehensive income (loss)

	Years ended December 31,
	2016	2015
Unrealized (income) loss on available-for-sale financial assets, before tax	32	2,257
Tax expense (recovery)	(516)	(293)
Unrealized (income) loss on available-for-sale financial assets, net of tax	(484)	1,964
Foreign currency translation reserve	3,709	(10,713)
Total other comprehensive (income) loss for the year	3,225	(8,749)

(c)        Effective tax rate reconciliation

	Years ended December 31,
	2016	2015
Income tax at Canadian statutory rate of 35.62% (2015: 35.62%)	(16,424)	(24,206)
Permanent differences	1,979	11,595
Tax rate differences	1,118	69
Foreign tax rate differential	(103)	343
Unrecognized tax benefits	(1,072)	6,557
Other	(211)	37
Income tax expense (recovery)	(14,713)	(5,605)

(d)        Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2016	2015
Property, plant and equipment	(151,230)	(156,491)
Other financial assets	316	(1,624)
Provisions	17,926	24,736

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Tax loss carry forwards	71,051	55,251
Deferred tax liability	(61,937)	(78,128)

Tax loss carry forwards relate to non-capital losses in Canada of pre-tax $194,929 (2015: $138,112) which expire between 2027 and 2036 and net operating losses in the United States of pre-tax $56,273 (2015: $53,492), which expire between 2027 and 2036. Included in the 2016 deferred and other tax liabilities balance is a long-term tax liability of $265.

e)        Unrecognized deferred tax assets and liabilities

	As at December 31,
	2016	2015
Deductible temporary differences:
Debt	76,031	84,291
Other investments	34,840	34,834
Other financial assets	11,620	11,589
Deferred tax asset:
Debt	9,880	10,958
Other investments	4,529	4,528
Other financial assets	1,900	1,894

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized tax liabilities.

Included in the deferred tax balance are other assets of $15,985 (2015: $15,985) which represents additional mineral tax deductions that the Company has received under the British Columbia New Mine Allowance program. The additional tax benefits arose as a result of the completion of the Gibraltar mine expansion and are only accessible by the Company once certain British Columbia mineral tax pools have been reduced, through a reduction in British Columbia mineral taxes payable (Note 2.4) .

11.    ACCOUNTS RECEIVABLE

	As at December 31,
	2016	2015
Trade receivables	9,463	9,727
Other receivables due from joint venture partner	162	186
Goods and services tax receivable	988	870
Copper put option receivable	-	2,077
Other receivables	2,292	339
	12,905	13,199

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

12.    OTHER FINANCIAL ASSETS

	As at December 31,
	2016	2015
Current:
Marketable securities	1,419	931
Copper put option contracts (Note 7)	155	671
	1,574	1,602
Long-term:
Subscription receipts	10,333	10,333
Reclamation deposits (Note 19)	30,535	30,352
Cash	7,500	7,500
	48,368	48,185

The Company holds strategic investments in publicly traded and privately owned companies, which are classified as available for sale investments. As at December 31, 2016 these investments included marketable securities as well as subscription receipts. The subscription receipts relate to an investment in a privately held company with a director in common, and will be convertible into units comprised of shares, or shares and warrants (Note 25c).

The fair value of the marketable securities is based upon public market information and the Company reviews the value of its investments for evidence of impairment based on both quantitative and qualitative criteria. For the years ended December 31, 2016 and 2015, unrealized gains and losses from the mark-to-market of marketable securities and reclamation deposits have been recorded in other comprehensive income (loss). For the year ended December 31, 2015, the Company recorded a write-down through the statement of comprehensive income (loss) of $419 for the impairment of an investment in marketable securities. These assets are classified as available-for-sale financial assets.

The cash relates to security for an irrevocable standby letter of credit that has been provided to the Ministry of Finance as security for reclamation obligations at the Gibraltar Mine.

13.    INVENTORIES

	As at December 31,
	2016	2015
Ore stockpiles	28,186	7,678
Copper contained in concentrate	5,741	6,030
Molybdenum concentrate	106	-
Materials and supplies	26,517	26,913
	60,550	40,621

During the year ended December 31, 2016, the Company recorded net write-downs of $17,202 (2015: $6,648), to adjust the carryng value of ore stockpiles to net realizable value. These adjustments were included in cost of sales as a change in inventory of ore stockpile.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

14.    PROPERTY, PLANT & EQUIPMENT

	Property
	Acquisition	Mineral	Plant and	Construction
	costs	properties	equipment	in Progress	Total
Cost
At January 1, 2015	85,930	209,924	649,888	4,293	950,035
Additions	-	18,083	-	2,064	20,147
Rehabilitation cost asset	-	11,678	-	-	11,678
Capitalized interest [1]	-	4,079	-	-	4,079
Disposals	-	-	(922)	-	(922)
Foreign exchange translation	15,296	525	864	-	16,685
Transfers between categories	-	-	5,610	(5,610)	-
At December 31, 2015	101,226	244,289	655,440	747	1,001,702
Additions	-	17,404	-	2,394	19,798
Rehabilitation cost asset	-	(27,870)	-	-	(27,870)
Capitalized interest [1]	-	5,219	-	-	5,219
Disposals	-	-	(838)	-	(838)
Foreign exchange translation	(2,822)	(214)	(150)	-	(3,186)
Transfers between categories	-	-	1,683	(1,683)	-
At December 31, 2016	98,404	238,828	656,135	1,458	994,825
Accumulated depreciation
At January 1, 2015	-	46,933	109,443	-	156,376
Depreciation[2]	-	20,648	29,989	-	50,637
Disposals	-	-	(69)	-	(69)
At December 31, 2015	-	67,581	139,363	-	206,944
Depreciation[2]	-	29,076	28,743	-	57,819
Disposals	-	-	(146)	-	(146)
At December 31, 2016	-	96,657	167,960	-	264,617
Carrying amounts
At December 31, 2015	101,226	176,708	516,077	747	794,758
At December 31, 2016	98,404	142,171	488,175	1,458	730,208

[1]	Interest was capitalized at an annual rate of 11% (2015: 11%).
[2]	Depreciation included in cost of sales for 2016 and 2015 of $52,939 and $49,514 respectively. Depreciation included in general and administrative costs for 2016 and 2015 of $85 for both years.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(a)        Capital expenditures

During 2016, the Company capitalized stripping costs of $10,065 (2015: $11,863) and incurred other capital expenditures for Gibraltar of $3,932 (2015: $2,311). In addition, the Company capitalized development costs of $4,961 (2015: $5,081) for the Florence Copper Project along with $840 (2015: $866) for the Aley Niobium Project. During 2016, the Company capitalized interest costs of $5,219 (2015: $4,079), related to the Florence Copper Project.

(b)        Leased assets

The Company leases mining equipment under a number of capital lease agreements. Most of these leases provide the Company with the option to purchase the equipment at a beneficial price. Certain rents are based on an annual average usage for the applicable equipment and, if at the end of the term (unless the equipment has been purchased by the Company), the actual annual average usage of such equipment has been greater than the specified usage, the Company must pay an additional amount for each excess hour of actual usage. The leased assets secure the lease obligations (Note 17). At December 31, 2016, the net carrying amount of leased assets was $53,476 (2015: $58,610).

(c)        Property acquisition costs

Property acquisition costs are comprised of the Aley Niobium property $5,436, Florence Copper Project $95,788, New Prosperity gold-copper property $1 and Harmony gold property $1. The carrying amounts for the New Prosperity and Harmony properties are the original property acquisition costs less historical impairments.

15.    GOODWILL

Goodwill was recorded on the Company’s acquisition of Curis Resources Ltd. (“Curis”) in 2014. Curis is a mineral exploration and development company whose principal asset is the Florence Copper Project, an in-situ copper recovery and solvent extraction/electrowinning project located in central Arizona, USA. As at December 31, 2016, the carrying value of the goodwill decreased to $5,536 as a result of foreign currency translation.

16.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2016	2015
Trade payables	28,180	26,293
Other accrued liabilities	4,012	3,799
Advance payments	1,163	-
Payables to related parties	61	51
	33,416	30,143

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

17.    DEBT

	As at December 31,
	2016	2015
Current:
Capital leases (b)	8,059	7,648
Secured equipment loans (c)	8,098	9,276
Curis secured loan (d)	-	42,877
	16,157	59,801
Long-term:
Senior notes (a)	266,435	273,876
Capital leases (b)	11,917	19,941
Secured equipment loans (c)	3,298	11,584
Senior secured credit facility (e)	91,483	-
	373,133	305,401

(a)        Senior notes

In April 2011, the Company completed a public offering of US$200,000 in senior unsecured notes. The notes mature on April 15, 2019 and bear interest at a fixed annual rate of 7.75%, payable semi-annually. The notes are unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. After April 15, 2015 the notes are redeemable by the Company at a price equal to 103.875%, and the redemption price declines to 100% after April 2017. The notes are also repayable upon a change of control at a price of 101%.

The foreign exchange translation of the US dollar denominated senior notes resulted in an unrealized foreign exchange gain of $8,260 in 2016 (2015: unrealized loss of $44,780) due to the strengthening (2015 – weakening) of the Canadian dollar.

There are no maintenance covenants with respect to the Company's financial performance. However, the Company is subject to certain restrictions on asset sales, incurrence of additional indebtedness, issuance of preferred stock, dividends and other restricted payments.

As at December 31, 2016, the Company is in compliance with all senior notes covenants.

(b)        Capital leases

Capital leases are repayable in monthly installments and are secured by equipment with a carrying value $53,476 (2015: $58,610). The capital lease obligations bear fixed interest rates ranging from 4.5% to 5.5% and have maturity dates ranging from 2017 to 2020.

(c)        Secured equipment loans

Equipment loans are secured by equipment with a carrying value of $50,752 (2015: $53,460). The loans are repayable in monthly installments and bear fixed interest rates ranging from 4.5% to 6.5% and have maturity dates ranging from 2017 to 2020.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(d)        Curis secured loan

As a result of the acquisition of Curis in November 2014, the Company assumed Curis’s secured loan agreement with RK Mine Finance Trust I (“Red Kite”).

On February 1, 2016, the Company repaid the full outstanding principal and accrued interest in the amount of $43,767 with proceeds from a new senior secured credit facility (Note 17e).

(e)        Senior secured credit facility

On January 29, 2016, the Company entered into a US$70 million senior secured credit facility (the “Facility”) with EXP T1 Ltd., an affiliate of Red Kite. Amounts drawn under the Facility accrue interest on a monthly basis at a rate of three-month LIBOR plus 7.5% per annum, subject to a minimum LIBOR of 1% per annum. The loan principal and all accrued interest is payable upon maturity of the Facility. The Facility was subject to an up-front arrangement fee of 2.5% payable by Taseko but there are no commitment fees on the undrawn portion of the Facility. The Facility matures on March 29, 2019, as the Company exercised its option and paid an extension fee in June 2016. The Facility is repayable at any time without penalty and does not impose any off-take obligations on the Company.

The Facility is secured by a first priority charge over substantially all assets of the Company, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper project assets. The availability of the Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance (as defined in the Facility) of US$20 million. As at December 31, 2016, the Company is in compliance with these covenants.

The first tranche of the Facility was drawn on January 29, 2016 and the proceeds of $46,444 (US$33.2 million) were used to repay the Curis secured loan (Note 17d) and to pay the arrangement fee and other transaction costs. The remainder of the Facility in the amount of $47,161 (US$36.8 million) was drawn during the second quarter of 2016.

In connection with the Facility, the Company has issued a call option for 7,500 tonnes of copper with a strike price of US$2.04/lb. The call option matures in March 2019 and an amount will be payable to Red Kite based on the average copper price during the month of March 2019, subject to a maximum amount of US$15 million. The initial fair value of the copper call option was estimated to be $6,081 and was revalued at $9,440 as at December 31, 2016 (Note 7).

The Company also issued share purchase warrants to acquire 4 million common shares of the Company at any time until May 9, 2019 at an exercise price of $0.51 per share in connection with the Facility. The fair value of the warrants was estimated to be $830 at the date of grant.

As at December 31, 2016, the Company had incurred total deferred debt financing costs of $11,257, which includes the initial fair value of the copper call option, warrants, the arrangement fee, the extension fee and other transaction costs. These costs were initially deferred and subsequently reclassified to the loan on a pro-rata basis as loan amounts were drawn down, and are being amortized over the life of the loan using the effective interest rate method.

Carrying Value
December 31, 2016
Outstanding principal (US$70 million)	93,989
Accrued interest	6,482
Loan obligation	100,471
Deferred financing costs, net of accretion	(8,988)
Senior secured credit facility	91,483

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

18.    OTHER FINANCIAL LIABILITIES

	As at December 31,
	2016	2015
Long-term:
Derivative liability - copper call option (Note 17e)	9,440	-
Amounts payable to BC Hydro	10,938	-
Deferred share units (Note 21b)	1,535	444
	21,913	444

For the year ended December 31, 2016, the Company has deferred electricity payments of $10,938 under BC Hydro’s five-year power rate deferral program for BC mines. Under the program, effective March 1, 2016, the Gibraltar Mine is able to defer up to 75% of electricity costs. The amount of deferral is based on a formula that incorporates the average copper price during the preceding month. The balance, plus interest at the prime rate plus 5%, will be repayable on a monthly schedule if the average copper price during the preceding month exceeds a threshold amount of $3.40 per pound. Specifically, if the average copper price exceeds the threshold amount, the formula determines an amount of repayment of the previously deferred balance and is based on the most recent month’s electricity cost.. Any remaining deferred balance will be repayable at the end of the five year term. Accordingly, the deferred amounts have been classified as a long-term financial liability.

19.    PROVISION FOR ENVIRONMENTAL REHABILITATION

	2016	2015
Beginning balance at January 1	124,445	110,136
Additions during the year	(615)	373
Change in estimates	(27,255)	11,306
Accretion	2,358	2,552
Settlements	(438)	(125)
Foreign exchange differences	(41)	203
Ending balance at December 31	98,454	124,445

The provision for environmental rehabilitation (“PER”) represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities. The majority of these expenditures occur after the end of the life of the related operation. For the Gibraltar Mine, it is anticipated that these costs will be incurred over a period of 100 years beyond the end of the mine life. As at December 31, 2016, the PER was calculated using a pre-tax discount rate of 2.3% (2015 – 2.1%), which is based on the long-term Canadian government bond rate and an inflation rate of 2.0% (2015 – 2.0%) in its cash flow estimates. The decrease in the PER during 2016 is primarily due to the higher discount rate.

During 2012, the Company submitted an updated decommissioning cost report for the Gibraltar Mine to the BC Ministry of Energy, Mines and Petroleum Resources as a requirement to maintain its permits in good standing. The underlying cost assumptions supporting the 2012 decommissioning report reflect management’s best estimate for closure costs and were incorporated into the PER. Estimates are reviewed regularly and there have been adjustments to the amount and timing of cash flows as a result of updated information. Assumptions are based on the current economic environment, but actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation will depend on when the mine ceases production which, in turn, will depend on future metal prices, operating conditions and many other factors which are inherently uncertain.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The Company has provided deposits and other financial security for its reclamation obligations which is held in trust by the regulatory authorities. Reclamation deposits (Note 13) are returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring or maintenance requirements. The Gibraltar Joint Venture has also issued an irrevocable standby letter of credit for $10 million as part of its security with the regulatory authorities. This letter of credit is secured by cash of $10 million in the Gibraltar Joint Venture. For the Florence Copper project, the Company has issued reclamation bonds totaling US$4,853, which are supported by surety bonds of an insurance company. The Company has provided cash collateral of US$1,595 to the surety provider and these amounts are classified as reclamation deposits (Note 12).

20.    EQUITY

(a)        Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2015	221,809
Exercise of share options	-
Common shares outstanding at December 31, 2015	221,809
Exercise of share options	58
Common shares outstanding at December 31, 2016	221,867

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b)        Contributed surplus

Contributed surplus represents employee entitlements to equity settled share-based awards that have been charged to the statement of comprehensive income and loss in the periods during which the entitlements were accrued and have not yet been exercised.

(c)        Accumulated other comprehensive income (loss) (“AOCI”)

AOCI is comprised of the cumulative net change in the fair value of available-for-sale financial assets, net of taxes, until the investments are sold or impaired and cumulative translation adjustments arising from the translation of foreign subsidiaries.

21.    SHARE-BASED COMPENSATION

(a)        Share Options

The Company has an equity settled share option plan approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 9.5% of the Company’s outstanding common shares may be granted. The maximum allowable number of outstanding options to independent directors as a group at any time is 1% of the Company’s outstanding common shares. The exercise price of an option is set at the time of grant using the five-day volume weighted average price of the common shares. Options are exercisable for a maximum of five years from the effective date of grant under the plan. Vesting conditions of options are at the discretion of the Board of Directors at the time the options are granted.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(thousands of options)	Options	Average price
Outstanding at January 1, 2015	11,908	$3.28
Granted	2,680	0.98
Forfeited	(241)	1.95
Expired	(2,790)	4.22
Outstanding at January 1, 2016	11,557	2.55
Granted	2,601	0.38
Exercised	(59)	0.38
Forfeited	(313)	1.40
Expired	(1,845)	5.04
Outstanding at December 31, 2016	11,941	$1.74
Exercisable at December 31, 2016	9,693	$2.00

During the year ended December 31, 2016, the Company granted 2,601,000 (2015 – 2,680,000) share options to directors, executives and employees. The total fair value of options granted was $442 (2015 – $1,018) based on a weighted average grant-date fair value of $0.17 (2015 – $0.38) per option. During the year ended December 31, 2016, 58,500 options were exercised. The weighted-average share price at the date of exercise was $0.83 per share.

	Options	Average life
Range of exercise price	(thousands)	(years)
$0.38 to $0.68	2,453	3.5
$0.69 to $1.02	2,469	3.0
$1.03 to $2.32	3,794	1.9
$2.33 to $2.80	2,055	0.2
$2.81 to $2.94	1,170	1.0
	11,941	2.1

The fair value at grant date of the share option plan was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

	2016	2015
Expected term (years)	4.49	4.54
Forfeiture rate	0%	0%
Volatility	52.5%	48.7%
Dividend yield	0%	0%
Risk-free interest rate	0.57%	0.96%
Weighted-average fair value per option	$0.17	$0.38

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(b)        Deferred Share Units and Performance Share Units

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) that provides for an annual grant of DSUs to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

The Company has established a Performance Share Unit (“PSU”) Plan (the “PSU Plan”) whereby PSUs are issued to executives as long-term incentive compensation. PSUs issued under the Plan entitle the holder to a cash or equity payment (as determined by the Board of Directors), at the end of a three-year performance period equal to the number of PSU’s granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company’s total shareholder return to those achieved by a peer group of companies.

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs	PSUs
Outstanding at January 1, 2015	99,371	-
Granted	816,000	461,500
Outstanding at January 1, 2016	915,371	461,500
Granted	714,000	1,349,292
Settled	(306,000)	(59,426)
Forfeited	-	(44,574)
Outstanding at December 31, 2016	1,323,371	1,706,792

During the year ended December 31, 2016, 714,000 DSUs were issued to directors (2015 - 816,000) and 1,349,292 PSUs to senior executives (2015 - 461,500). The fair value of DSUs and PSUs granted was $1,080 (2015 - $1,231), with a weighted average fair value at the grant date of $0.38 per unit for the DSUs (2015 - $0.98 per unit) and ranging between $0.38 and $0.74 per unit for the PSUs (2015 – ranging between $0.77 and $0.98 per unit).

Grants of PSUs during the year ended December 31, 2016, included 887,792 PSU’s issued to executives in lieu of annual incentive plan payments for 2015. The 887,792 PSU’s vest between June 2017 and September 2017, and entitle the holder to a cash or equity payment at that time and do not include a performance factor adjustment. The share-based compensation expense for these units is adjusted at each reporting period to reflect the change in the market value of the Company’s common shares.

For the year ended December 31, 2016, the Company recognized total share-based compensation expense of $3,682 (2015: $2,002).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

22.    COMMITMENTS AND CONTINGENCIES

(a)        Commitments

	<1 year or
	on demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2015
Capital lease liability	7,648	8,024	11,917	-	27,589
Future interest charges	1,268	837	592	-	2,697
Capital lease commitments	8,916	8,861	12,509	-	30,286
Operating lease commitments	3,055	416	848	96	4,415
Purchase obligations	4,875	-	-	-	4,875
Capital expenditure commitments	121	-	-	-	121
At December 31, 2016
Capital lease liability	8,059	7,149	4,768	-	19,976
Future interest charges	838	443	149	-	1,430
Capital lease commitments	8,897	7,592	4,917	-	21,406
Operating lease commitments	2,441	1,723	2,071	-	6,235
Purchase obligations	7,273	3,602	602	-	11,477
Capital expenditure commitments	189	-	-	-	189

The Gibraltar joint venture (Note 3) is committed to incur capital expenditures of $251 (2015: $161), of which the Company’s share is $189 (2015: $121).

(b)        Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at December 31, 2016, this debt totaled $31,372 on a 75% basis. The Company has an indemnity agreement with Cariboo related to their share of the guarantee, and the Company received a guarantee fee of $66 from Cariboo in 2016 (2015:$20).

23.    SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2016	2015
Change in non-cash working capital items
Accounts receivable	(1,783)	1,497
Inventories	(16,023)	(4,527)
Prepaids	349	10
Accounts payable and accrued liabilities	4,010	(12,337)
Interest payable	(543)	534
Income tax paid	(750)	-
Income tax received	29	27,504
	(14,711)	12,681
Non-cash investing and financing activities
Derivative liability - copper call option (Note 17e)	6,081	-
Share purchase warrants (Note 17e)	830	-

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

24.    FINANCIAL RISK MANAGEMENT

(a)        Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.

(b)        Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk. Financial instruments affected by market risk include: cash and equivalents; accounts receivable; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt and derivatives.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys and sells copper put options in order to reduce commodity price risk. The derivative instruments employed by the Company are considered to be economic hedges but are not designated as hedges for accounting purposes.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. To manage the Company’s operating margins effectively in volatile metals markets, the Company enters into copper option contracts. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable. The table below summarizes the impact on pre-tax earnings and equity for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

	As at December 31,
	2016	2015
Copper increase/decrease by US$0.25/lb (2015: US$0.20/lb)[1,2]	4,778	5,530

1The analysis is based on the assumption that the year-end copper price increases 10 percent with all other variables held constant. The relationship between the year-end copper price and the strike price of copper options has significant influence over the fair value of the derivatives. As such, a 10% decrease in the year-end copper price will not result in an equal but opposite impact on earnings after tax and equity. The closing exchange rate for the year ended December 31, 2016 of CAD/USD 1.3427 (2015: 1.3840) was used in the analysis.
2At December 31, 2016, 14.0 million (2015: 19.6 million) pounds of copper in concentrate were exposed to copper price movements.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and cash equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. This assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

	Years ended December 31,
	2016	2015
Fair value sensitivity for fixed-rate instruments
Capital leases	(200)	(181)
Secured equipment loans	(160)	(190)
Senior notes	(1,960)	(2,048)
Senior secured credit facility	(246)	-
	(2,566)	(2,419)
Cash flow sensitivity for variable-rate instruments
Cash and equivalents	171	99
Reclamation deposits	192	203
	363	302

Currency risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposure arises from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar. The Company’s potential currency exposures comprise translational exposure in respect of non-functional currency monetary items, and transactional exposure in respect of non-functional currency revenues and expenditures.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company’s shareholders equity and earnings after tax would both increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	Year ended December 31,
	2016	2015
Cash and equivalents	(5,429)	(4,407)
Accounts receivable	(699)	(823)
Copper put option contracts	(12)	(50)
Accounts payable and accrued liabilities	283	350
Equipment loans	547	1,174
Senior secured credit facility	7,435	-
Senior notes	20,193	20,814
Curis secured loan	-	3,173

The Company’s financial asset and liability profile may not remain constant and, therefore, these sensitivities should be used with care.

(c)        Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows. There were no defaults on loans payable during the year.

Standard & Poor’s downgraded the Company’s long-term credit rating to CCC+ in January 2016. Moody’s Investor Service has a long-term credit rating for the Company of B3. The Company’s credit profile and significant cash balance ensure that sufficient liquid funds are maintained to meet its daily cash requirements.

The maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts are:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	<1 year or
	demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2016
Accounts payable and accrued liabilities	33,416	-	-	-	33,416
Expected future interest payments	22,034	21,391	6,292	-	49,717
Capital leases	8,059	7,149	4,768	-	19,976
Secured equipment loans	8,098	1,551	1,747	-	11,396
Senior notes	-	-	268,540	-	268,540
Senior secured credit facility	-	-	121,787	-	121,787
Copper call option	-	-	9,440	-	9,440
	71,607	30,091	412,574	-	514,272
Carrying amount	49,571	8,700	384,966	-	443,237
At December 31, 2015
Accounts payable and accrued liabilities	30,143	-	-	-	30,143
Expected future interest payments	23,594	22,679	28,510	-	74,783
Capital leases	7,648	8,024	11,917	-	27,589
Secured equipment loans	9,276	8,268	3,316	-	20,860
Senior notes	-	-	276,800	-	276,800
Current portion of long-term debt (incl. interest)	44,863	-	-	-	44,863
	115,524	38,971	320,543	-	475,038
Carrying amount	91,930	16,292	292,033	-	400,255

(d)        Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts. The Company deals with a limited number of counterparties for its metal sales. The Company had two significant customers in 2016 that represented 65% and 30% of gross copper concentrate revenues, respectively. The trade receivable balance at December 31, 2016 and 2015, is comprised of three customers. There are no impairments recognized on the trade receivables.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(e)        Fair values of financial instruments

The fair values of financial assets and liabilities, together with their carrying amounts, are presented by class in the following table. The table does not include fair value information for financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	December 31, 2016		December 31, 2015
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial assets
Fair value through profit and loss (FVTPL)
Copper put option contracts	155	155	671	671
Loans and receivables
Cash	89,030	-	68,521	-
Other financial assets (Note 2.4)	7,500	-	7,500	-
Accounts receivable	12,905	-	13,199	-
Available-for-sale
Marketable securities	1,419	1,419	931	931
Subscription receipts	10,333	10,333	10,333	10,333
Reclamation deposits	30,535	30,535	30,352	30,352
Financial liabilities
Financial liabilities
Accounts payable and accrued liabilities	33,416	-	30,143	-
Interest payable on senior notes	4,336	-	4,469	-
Senior notes	266,435	223,026	273,876	139,507
Senior secured credit facility	91,483	91,933	-	-
Capital leases	19,976	20,201	27,589	29,510
Secured equipment loans	11,396	11,376	20,860	20,797
Curis secured loan	-	-	42,877	42,877

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The Company uses the fair value hierarchy described in note 2.5(c) for determining the fair value of instruments that are measured at fair value.

	Level 1	Level 2	Level 3	Total
December 31, 2016
Financial assets designated at FVTPL
Copper put option contracts	-	155	-	155
Available-for-sale financial assets
Marketable Securities	1,419	-	-	1,419
Subscription receipts (Note 12)	-	-	10,333	10,333
Reclamation deposits	30,535	-	-	30,535
	31,954	155	10,333	42,442
December 31, 2015
Financial assets designated at FVTPL
Copper put option contracts	-	671	-	671
Available-for-sale financial assets
Marketable Securities	931	-	-	931
Subscription receipts (Note 12)	-	-	10,333	10,333
Reclamation deposits	30,352	-	-	30,352
	31,283	671	10,333	42,287

There have been no transfers between fair value levels during the reporting period.

The senior notes, a level 1 instrument, are valued based upon publicly available information. The capital leases and secured equipment loans, level 2 instruments, are fair valued through discounting future cash flows at a rate of 5.5% based on the relevant loans effective interest rate.

The fair values of the level 2 instruments, copper put option contracts, are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The subscription receipts, a level 3 instrument, are valued based on a third party transaction. The fair value of the subscription receipts is based upon the most recent transaction, and there was no change in the recorded fair value during 2016.

(f)        Capital management

The Company's primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, credit facilities and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back or repay debt, sell assets, or return capital to shareholders.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	December 31,	December 31,
	2016	2015
Cash	89,030	68,521
Current portion of long-term debt	16,157	59,801
Long-term debt	373,133	305,401
Net debt	300,260	296,681
Shareholders’ equity	338,939	370,340

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance. The Company’s investment policy is to invest its cash in highly liquid interest-bearing investments that are readily convertible to known amounts of cash. There were no changes to the Company's approach to capital management during the year ended December 31, 2016.

25.    RELATED PARTIES

(a)        Subsidiaries

	Ownership interest as at
	December 31,	December 31,
	2016	2015
Gibraltar Mines Ltd.	100%	100%
Curis Resources Ltd.	100%	100%
Curis Holdings (Canada) Ltd.	100%	100%
Florence Copper Inc.	100%	100%
Aley Corporation	100%	100%
672520 BC Ltd.	100%	100%

(b)        Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA” Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (Note 21).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Compensation for key management personnel (includes all members of the Board of Directors and executive officers) is as follows:

	Year ended December 31,
	2016	2015
Salaries and benefits	5,050	4,744
Post-employment benefits	1,309	1,400
Share-based compensation	3,602	1,558
	9,961	7,702

(c)        Related party transactions

	Transaction value for the		Due (to) from related parties
	year end December 31,		as at December 31,
	2016	2015	2016	2015
Hunter Dickinson Services Inc.:
General and administrative expenses	1,400	2,254
Exploration and evaluation expenses	40	153
	1,440	2,407	(61)	(51)
Gibraltar Joint Venture:
Management fee income	1,043	1,139
Reimbursable compensation expenses and third party costs	105	107
	1,148	1,246	162	235

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the year ended December 31, 2016, the Company incurred total costs of $1,440 (2015: $2,407) in transactions with HDSI. Of these, $643 (2015: $854) related to administrative, legal, exploration and tax services, $517 related to reimbursements of office rent costs (2015: $490), and $280 (2015: $280) related to director fees for two Taseko directors who are also principals of HDSI. For the year ended December 31, 2015, the Company also incurred costs of $783 through HDSI related to compensation of Taseko’s CEO who is also a principal of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

26.    SUBSEQUENT EVENT

In February 2017, the Company issued 2 million common shares to Red Kite for proceeds of $1,020, upon the partial exercise of warrants that were issued in connection with the senior secured credit facility (Note 17e). The remaining 2 million share purchase warrants held by Red Kite are exercisable at any time until May 9, 2019.